[redacted]

Securities and Exchange Commission
RECEIVED

JAN 1 2 2009

Office of Compliance Inspection and Examinations

SE 09055078 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy P. Koehler 269-429-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerbel and Company, P.C.
(Name – *if individual, state last, first, middle name*)

830 Pleasant Street 4th Floor PO Box 44, St. Joseph MI 49085
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, Randy P. Koehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

Erica Lynn Momany

Notary Public

ERICA LYNN MOMANY
Notary Public, State of Michigan
County of Berrien
My Commission Expires Dec. 07, 2012
Acting in the County of Berrien

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

January 30, 2009

Mr. Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

In connection with our audit of the books and records of Koehler Financial, LLC for the year ended December 31, 2008, we offer the following comments and recommendations.

1. Supporting documentation was detailed and readily available for inspection.

2. The Company's administration and accounting personnel displayed a high level of dedication and cooperation in performing their duties and assisting us in completing ours.

We appreciate the courtesy and cooperation extended to us by the employees of Koehler Financial, LLC.

If we can be of any help or if you have any questions, please feel free to contact us.

Very truly yours,

Gerbel & Company, P.C.

Gerbel & Company, P.C.
Certified Public Accountants

Right. On time.
PHONE: 269-983-0534 ■ FAX: 269-983-7050 ■ EMAIL: gerbel@parrett.net ■ WEB SITE: www.gerbel.com

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

KOEHLER FINANCIAL, LLC

FINANCIAL REPORT

December 31, 2008

Contents

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

January 30, 2009

INDEPENDENT AUDITORS' REPORT

Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

We have audited the accompanying balance sheets of Koehler Financial, LLC as of December 31, 2008 and 2007, and the related statements of income and member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted an audit in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Koehler Financial, LLC as of December 31, 2008 and 2007, and the results of its operations and changes in financial condition for the years then ended in conformity with generally accepted accounting principles.

The information contained in Schedule I is presented for purposes of conforming with information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material aspects.

Gerbel & Company, P.C.

KOEHLER FINANCIAL, LLC
Balance Sheets

	December 31, 2008	December 31, 2007
Assets		
Cash in bank	$ 86,412	$ 11,447
Receivable from dealers	9,293	3,701
TOTAL ASSETS	$ 95,705	$ 15,148
Liabilities and Member's Equity		
Liabilities		
Management fee payable	$ -	$ 5,148
Member's Equity	95,705	10,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 95,705	$ 15,148

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Income and Member's Equity

	Year Ended December 31, 2008	Year Ended December 31, 2007
Statements of Income		
Revenues		
Commissions	$ 468,171	$ 514,504
Refunds - NASD	-	35,049
Reimbursements	10,403	-
Interest	-	801
Total Revenues	$ 478,574	$ 550,354
Expenses		
Management fees	$ 160,231	$ 529,519
Tax, licenses and fees	8,130	7,565
Rent	6,500	6,000
Accounting and legal	3,740	3,640
Software	-	2,505
Seminars	1,961	-
Other	2,307	1,125
Total Expenses	$ 182,869	$ 550,354
NET INCOME	$ 295,705	$ -
Statements of Member's Equity		
Beginning of the year	$ 10,000	$ 10,000
Net income for the year	295,705	-
Distributions	(210,000)	-
BALANCE - END OF YEAR	$ 95,705	$ 10,000

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Cash Flows

	Year Ended December 31, 2008	2007
Cash Flows from Operating Activities		
Net income	$ 295,705	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in receivable from dealers	(5,592)	9,129
Increase (decrease) in management fee payable	(5,148)	(8,327)
Net cash provided by operating activities	$ 284,965	$ 802
Cash Flows from Capital Activities	$ -	$ -
Cash Flows from Financing Activities		
Distributions from members	$ (210,000)	$ -
Net cash used from financing activities	$ (210,000)	$ -
Net increase (decrease) in cash	$ 74,965	$ 802
Cash - Beginning of Year	11,447	10,645
CASH - END OF YEAR	$ 86,412	$ 11,447

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a single member, of Koehler Financial Services, Inc. Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

B. Accounting Method

Assets, liabilities, revenues, and expenses are recorded on the accrual basis of accounting.

C. Receivables from Dealers

All accounts were deemed by management to be collectible; therefore, no allowance for doubtful accounts has been established.

D. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

E. Management Fees

The Company has entered into an Operating Agreement with Koehler Financial Services, Inc. Under this agreement all net income of the Company is paid to Koehler Financial Services, Inc.

F. Related Party

Koehler Financial Services, Inc. and the Company are both 100% owned by Randy P. Koehler.

G. Accounting for Income Taxes

The Company became a Michigan Limited Liability Company on October 8, 1999. Under this provision the Company does not pay Federal income taxes on its taxable income. Instead, the member is liable for Federal income taxes on their respective ownership percentage of the Company's taxable income.

H. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

KOEHLER FINANCIAL, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net Capital		
Total Assets	$	95,705
Less: Total Liabilities		-
Net Worth	$	95,705
Less: Nonallowable Assets		9,293
Tentative Net Capital	$	86,412
Less: Haircuts		-
Net Capital	$	86,412
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses	$	-
Computation of Basic Capital Requirement		
Minimum net capital based on aggregate indebtedness	$	5,761
Minimum dollar requirement	$	5,000
Excess net capital	$	81,412
Excess net capital at 100%	$	5,761
Percentage of aggregate indebtedness to net capital		0%

Note:

Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)".

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

January 30, 2009

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5

Randy P. Koehler
Koehler Financial, LLC

In planning and performing our audit of the financial statements of Koehler Financial, LLC for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5 – Continued

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seibel & Company, P.C.

END